[redacted]

08026872

ED STATES
IANGE COMMISSION
.on, D.C. 20549

OMB APPROVAL	
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-<ENTER NO>

8-41740

FACING PAGE
Information Requested of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **1/1/07** (MM/DD/YY) AND ENDING **12/31/07** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Ross, Sinclaire & Associates, LLC**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do note use P.O. Box No.)

700 Walnut Street, Suite 600
(No. and street)

Cincinnati	**OH**	**45202**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Sharon Sharp **513-762-3660**
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name – *if individual, state last, first, middle name*)

250 East Fifth Street, Suite 1900	**Cincinnati**	**OH**	**45202**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 21 2008
THOMSON FINANCIAL

SEC Mail Processing Section
FEB 29 2008
Washington, DC
111

FOR OFFICIAL USE ONLY

** Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Murray Sinclaire, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to Ross, Sinclaire & Associates, LLC (the "Company") as of and for the year ended December 31, 2007, are true and correct, and such financial statements and supplemental schedules will be made available promptly to all members in our organization. I further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

2/27/08

Signature Date

President

Title

Notary Public

BEVERLY A. KENNEDY
NOTARY PUBLIC, STATE OF OHIO
MY COMMISSION EXPIRES 02-22-11

Ross, Sinclaire & Associates, LLC

Statement of Financial Condition as of
December 31, 2007, Independent Auditors' Report,
and Supplemental Report on Internal Control

Filed pursuant to Rule 17a-5(e)(3) as a PUBLIC DOCUMENT

SEC File Number 8-41740

Deloitte.

Deloitte & Touche LLP
250 East Fifth Street
Suite 1900
P.O. Box 5340
Cincinnati, OH 45201-5340
USA

Tel: +1 513 784 7100
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

To Ross, Sinclaire & Associates, LLC:

We have audited the accompanying statement of financial condition of Ross, Sinclaire & Associates, LLC (the "Company") as of December 31, 2007, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such statement of financial condition presents fairly, in all material respects, the financial position of the Company at December 31, 2007, in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

February 28, 2008

ROSS, SINCLAIRE & ASSOCIATES, LLC

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2007

ASSETS

CASH AND CASH EQUIVALENTS	$ 626,692
DEPOSITS WITH CLEARING BROKER AND OTHERS	228,800
RECEIVABLE FROM RELATED PARTIES	86,549
SECURITIES OWNED AT FAIR VALUE	23,125,849
FURNITURE, EQUIPMENT, SOFTWARE, AND LEASEHOLD IMPROVEMENTS — Net	386,764
GOODWILL	62,777
OTHER ASSETS	250,775
TOTAL	$ 24,768,206

LIABILITIES AND MEMBERS' EQUITY

SECURITIES SOLD, NOT YET PURCHASED	$ 219,646
PAYABLE TO CLEARING BROKER	14,837,184
ACCOUNTS PAYABLE, ACCRUED EXPENSES, AND OTHER LIABILITIES	1,084,737
MEMBERS' EQUITY:	
Additional paid-in capital	11,986,639
Note receivable from members	(3,360,000)
Total members' equity	8,626,639
TOTAL	$ 24,768,206

See notes to statement of financial condition.

1. CORPORATE STRUCTURE AND REORGANIZATION

Ross, Sinclaire & Associates, LLC (the "Company") is a broker-dealer registered with the U.S Securities & Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority Inc. (FINRA). The Company clears all transactions on a fully-disclosed basis through its clearing broker. During 2005, the Company reorganized itself as an Ohio limited liability corporation through the contribution of assets from the predecessor company, Ross Sinclaire & Associates, Inc. (RSAI) and issuance of members' units to three new members. Predecessor RSAI received an 85% ownership in the Company through the contribution of the net assets of RSAI. The three new members own the remaining 15% of the Company. The value of the newly issued minority units was based on the appreciated fair value of the Company at the date of issuance. The Company has accepted a note from each of the minority members in exchange for their ownership share. In conjunction with the change in ownership structure, the fiscal year end was changed to December 31 from October 31. As both the Company and RSAI operated under common control, the accompanying financial statements have been prepared on the basis that the reorganization occurred on November 1, 2004 (a fourteen-month period). Furthermore, as both companies are under common control, there was no step up in the basis of the net assets contributed by RSAI for its interest in the Company during 2006.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Securities owned and securities sold, not yet purchased, are recorded at market value on a trade date basis.

Cash equivalents consist of amounts on account with depository institutions.

Depreciation is provided on an accelerated basis for furniture, equipment, and leasehold improvements and on a straight-line basis for software over the estimated useful lives of the related assets (ranging from 4 to 10 years).

Goodwill represents the excess of the cost of a brokerage business acquired in 1997 over the fair value of the net assets at the date of the acquisition. In accordance with Statement of Financial Accounting Standards ("SFAS") No. 142, *Goodwill and Other Intangible Assets*, this goodwill is not amortized but is reviewed annually for impairment. The Company completed the annual goodwill impairment test required by this standard and determined that no impairment exists.

The preparation of financial statement in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates.

In September 2006, the Financial Accounting Standards Board ("FASB") issued SFAS No. 157, "Fair Value Measurements," which is effective for fiscal years beginning after November 15, 2007. The statement defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. Management is currently evaluating what impact the adoption of this statement will have on the Company's financial statement.

In September 2006, the FASB issued SFAS No. 159, "The Fair Value Option for Financial Assets and Liabilities – including an Amendment of FASB Statement No. 115," which is effective for fiscal years beginning after November 15, 2007. The statement allows companies to elect a valuation based on fair value for certain financial assets and liabilities. Subsequent changes in fair value are reported in earnings. Management is currently evaluating what impact the adoption of this statement will have on the Company's financial statement.

3. SECURITIES TRANSACTIONS

Securities owned and securities sold, not yet purchased, are recorded at quoted market value, with related changes reflected in results of operations for the year.

Total securities at December 31, 2007, consist of the following:

	Owned	Sold — Not Yet Purchased
Marketable securities:		
State and municipal obligations	$22,692,700	$219,646
Corporate obligations, equities and other	433,149	
Total marketable and non-marketable securities	$23,125,849	$219,646

Security transactions are recorded in the accounts on a trade-date basis.

4. FURNITURE, EQUIPMENT, SOFTWARE, AND LEASEHOLD IMPROVEMENTS

Furniture, equipment, software, and leasehold improvements consist of the following at December 31, 2007:

Furniture and equipment	$ 782,977
Software	387,172
Leasehold improvements	52,099
Total	1,222,248
Less accumulated depreciation	(835,484)
Furniture, equipment, software, and leasehold improvements — net	$ 386,764

5. NET CAPITAL REQUIREMENTS

Pursuant to the net capital provisions of Rule 15c3-1 under the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. Net capital and the related ratio of net capital to aggregate indebtedness may fluctuate on a daily basis. At December 31, 2007, the Company's net capital of $6,468,395 exceeded its required net capital of $250,000 by $6,236,395. The Company's ratio of aggregate indebtedness to adjusted net capital at December 31, 2007, was .17 to 1 as compared to a maximum allowable ratio of 15 to 1.

6. RELATED-PARTY TRANSACTIONS

The Company leases certain office space from its members. Additionally, the Company may borrow funds from one of its members as a source of short-term funding. The borrowed funds are repaid to the members with interest at a current market rate. There were no borrowings outstanding during 2007.

Receivable from related parties aggregating $86,549 were due from the members of the Company, entities owned by the members of the Company, and employees of the Company at December 31, 2007.

7. LEASE AGREEMENTS

The Company leases certain equipment and office space under lease agreements which expire at various dates through fiscal year ending 2016, with rent payable in monthly installments. The leases are classified as operating leases. Minimum future payments required under the leases are as follows for the years ending December 31:

2008	$ 429,274
2009	302,860
2010	159,701
2011	114,392
2012	114,392
2013 and beyond	400,372

8. FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK

The Company clears all customer transactions through another broker ("clearing broker") on a fully disclosed basis. The Company's exposure to credit risk associated with nonperformance of these customers in fulfilling their contractual obligations pursuant to securities transactions can be directly impacted by volatile trading markets which may impair the customer's ability to satisfy their obligations to the Company. The Company does not anticipate nonperformance by customers in the above situations. The Company, through its clearing broker, seeks to control the aforementioned risks by requiring customers to maintain margin collateral in compliance with various regulatory and internal guidelines. The Company's clearing broker monitors required margin levels daily and pursuant to such guidelines requires the customer to deposit additional collateral, or reduce positions, when necessary. The Company's policy is to monitor its market exposure and counterparty risk. In addition, the Company has a policy of reviewing, as considered necessary, the credit standing of each customer with which it conducts business.

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty

9. TAXES

Income tax expense is paid by the members of the Company. As such, the Company does not record income tax expense or related accruals. Operating taxes are accrued by the Company and recorded within accounts payable, accrued expenses, and other liabilities.

* * * * * *

Deloitte.

Deloitte & Touche LLP
250 East Fifth Street
Suite 1900
P.O. Box 5340
Cincinnati, OH 45201-5340
USA

Tel: +1 513 784 7100
www.deloitte.com

February 28, 2008

Ross, Sinclaire & Associates, LLC
700 Walnut Street
Suite 600
Cincinnati, OH 45202

In planning and performing our audit of the financial statements of Ross, Sinclaire & Associates, LLC (the "Company") as of and for the year ended December 31, 2007 (on which we issued our report dated February 28, 2008), in accordance with auditing standards generally accepted in the United States of America, we considered its internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing an opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized acquisition, use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. However, we identified the following deficiencies in internal control that we consider to be material weaknesses, as defined above. These conditions were considered in determining the nature, timing, and extent of the procedures. The size of the business and the resultant limited number of employees impose practical limitations on the effectiveness of those internal accounting control procedures that depend on the segregation of duties. Since this condition is inherent in the size of the Company, the specific weaknesses are not described and no corrective action has been taken or proposed by the Company.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934, and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Companys's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2007, to meet the SEC's objectives except as noted above.

This report is intended solely for the information and use of management, the SEC, the Financial Industry Regulatory Authority, Inc. and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered broker-dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP

END